EXHIBIT C

Form of Subscription Agreement

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SHARES (AS DEFINED BELOW), AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP AFTER THE COMPLETION OF THE OFFERING OF THE SHARES (THE "**OFFERING**").

THE OFFER AND SALE OF THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS. THE SHARES ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT ON FORM C (THE "**OFFERING STATEMENT**") HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "**SEC**"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT, AND IT IS NOT REVIEWED IN THE SAME WAY BY THE SEC. THE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THE OFFERING OR THE ADEQUACY OR ACCURACY OF THIS SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER (AS DEFINED BELOW) IN CONNECTION WITH THE OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "**INTERMEDIARY**"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e) OF THIS SUBSCRIPTION AGREEMENT. THE CORPORATION (AS DEFINED BELOW) IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THE OFFERING TO DETERMINE THE APPLICABILITY TO THE OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THIS SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE CORPORATION OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE CORPORATION AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD

CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE CORPORATION, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO, THE CORPORATION'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE CORPORATION'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE CORPORATIONDOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE CORPORATION SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THE OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE CORPORATION.

THE CORPORATION RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SHARES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SHARES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SHARES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION SINCE THAT DATE.

TO: Greenflame Resources Americas Inc.
3389 Sheridan Street
Suite 263
Hollywood, Florida 33021

Ladies and Gentlemen:

1. Subscription.

   (a) The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase shares of common stock (the "**Shares**") of Greenflame Resources Americas Inc., a Delaware corporation (the "**Corporation**"), at a per-share purchase price of $0.75 (United States dollars (USD)), with an additional 4% Investor Processing Fee (as defined below), upon the terms and conditions set forth herein. The rights of holders of the Shares are as set forth in the Corporation's certificate of incorporation, and any description of the Shares that appears in the Offering Materials is qualified in its entirety by such document.

   (b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Corporation filed with the SEC and any other information required by Subscriber to make an investment decision.

   (c) This subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as defined below), by the Corporation in its sole discretion. In addition, the Corporation, in its sole discretion, may allocate to Subscriber only a portion of the number of Shares Subscriber has subscribed for. The Corporation will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof, if the subscription rejected only in part) will be returned to Subscriber without interest. If Subscriber's subscription is rejected in its entirety, all of Subscriber's obligations hereunder shall terminate.

   (d) The aggregate number of Shares sold shall not exceed 1,540,927. The Corporation may accept subscriptions until midnight, Eastern time, on April 29, 2024 (the "**Termination Date**"). Provided that subscriptions for at least 32,052 Shares are received, the Corporation may elect at any time to close all or any portion of the Offering (any such closing, a "**Closing**") on various dates at or prior to the Termination Date (each, a "**Closing Date**"), provided that (i) a period of 21 days has passed since the commencement of Shares sales, (ii) a notice is distributed to potential investors, setting forth (A) the new anticipated deadline of the Offering, (B) the right of potential investors to cancel their investment commitments for any reason until 48 hours prior to the new offering deadline, and (C) whether the Corporation will continue to accept investment commitments during the 48-hour period prior to the new offering deadline, and (iii) the new offering deadline is scheduled for and falls at least five business days after the notice is distributed.

1

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Shares (or any portion thereof) is not consummated for any reason, this Subscription Agreement (other than this Section 1(e)) shall have no force or effect.

(f) Subscriber's ability to cancel the purchase of Shares and obtain a return of his, her or its investment is subject to limitations. Subscriber may cancel the purchase of Shares for any reason only until 48 hours before the applicable Closing Date (or, if the Corporation schedules no Closing Dates, until 48 hours before the Termination Date).

(g) After any material change either to the terms of the Offering or to the information provided by the Corporation, the Corporation shall give or send Subscriber notice of the changes and of the fact that Subscriber's commitment will be canceled unless Subscriber reconfirms Subscriber's investment commitment within the period of five business days after Subscriber's receipt of the notice.

2. Purchase Procedure.

(a) *Payment.* The purchase price for the Shares will be paid simultaneously with the execution and delivery to the Corporation of the signature page of this Subscription Agreement, the execution and delivery of which may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Shares in accordance with the online payment process established by the Intermediary.

(b) *Escrow arrangements.* Payment for the Shares will be received by Enterprise Bank & Trust (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Corporation prior to the applicable Closing, in the amount set forth on the signature page of this Subscription Agreement and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Corporation. The undersigned shall receive notice and evidence of the digital entry of the number of the Shares owned by undersigned reflected on the Corporation's books and records, which shall bear a notation that the Shares were sold in reliance upon Regulation Crowdfunding.

(c) *Investor Fee.* Subscriber will be responsible for an investor processing fee (the "**Investor Processing Fee**") of USD 0.03 per Security, or 4% of the investment amount (rounded upward, where applicable, to the nearest cent). The Investor Processing Fee is not considered part of the cost basis of the subscribed Shares. The Investor Processing Fee will count against the per-investor limit set out in Section 4(e)(ii) or 4(e)(iii) below.

3. Representations and Warranties of the Corporation.

For purposes of this Agreement, an individual will be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Corporation will be deemed to have "knowledge" of a particular fact or other matter if one of the Corporation's current officers has, or at any time had, actual knowledge of such fact or other matter. The Corporation represents and warrants to Subscriber as follows, as of each of Subscriber's Closing Date or Closing Dates, except as otherwise indicated:

(a) *Organization and Standing.* The Corporation is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Corporation has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement and any other agreements or instruments required hereunder. The Corporation is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Corporation or its business.

(b) *Eligibility of the Corporation to Make an Offering under Section 4(a)(6).* The Corporation is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) *Issuance of the Shares.* The issuance, sale and delivery of the Shares in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Corporation. The Shares, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly authorized, validly issued, fully paid and non-assessable.

(d) *Authority for Agreement.* The execution and delivery by the Corporation of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Shares) are within the Corporation's powers and have been duly authorized by all necessary corporate action on the part of the Corporation. Upon full execution hereof, this Subscription Agreement will constitute a valid and binding agreement of the Corporation, enforceable against the Corporation in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) *No Filings.* Assuming the accuracy of Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Corporation in connection with the execution, delivery and performance by the Corporation of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Corporation to perform its obligations hereunder.

(f) *Financial statements.* Complete copies of the Corporation's financial statements consisting of the Corporation's balance sheet as of October 31, 2023 (the "Financial Statements") have been made available to Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Corporation and fairly present the financial condition of the Corporation as of the respective date as of which they were prepared. Daniel Bengio, which has audited or reviewed the Financial Statements, is an independent accountant within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) *Proceeds.* The Corporation shall use the proceeds from the issuance and sale of the Shares as set forth in the Offering Materials.

(h) *Litigation.* Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Corporation's knowledge, currently threatened in writing (i) against the Corporation or (ii) against any consultant, officer, manager, director or key employee of the Corporation arising out of his or her consulting, employment or board relationship with the Corporation or that could otherwise materially impact the Corporation.

4. <u>Representations and Warranties of Subscriber.</u> By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Shares subscribed for hereby in a fiduciary capacity, the person or persons for whom or for which Subscriber is so purchasing) represents and warrants to the Corporation as follows, as of Subscriber's Closing Date or Closing Dates:

(a) *Requisite Power and Authority.* Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been taken, or will effectively be taken, before such execution and delivery. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (ii) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) *Investment Representations.* Subscriber understands that the Corporation's offer and sale of the Shares in the Offering have not been registered under the Securities Act. Subscriber also understands that the Shares are being offered and sold pursuant to an exemption from registration contained in the Securities Act on the basis, in part, of Subscriber's representations and warranties contained in this Subscription Agreement.

(c) *Illiquidity and Continued Economic Risk.* Subscriber acknowledges and agrees that there is no ready public market for the Shares and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Corporation has no obligation to list the Shares on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934) with respect to facilitating trading or resale of the Shares. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Shares. Subscriber also understands that an investment in the Corporation involves significant risks, and Subscriber has taken full cognizance of and understands all of the risk factors relating to the purchase of Shares.

(d) *Resales.* Subscriber agrees that during the one-year period beginning on the date on which Subscriber acquired Shares pursuant to this Subscription Agreement, Subscriber shall not transfer such Shares except:

(i) To the Corporation;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of Subscriber's family or the equivalent, to a trust controlled by Subscriber, to a trust created for the benefit of a member of the family of Subscriber or equivalent, or in connection with the death or divorce of Subscriber or other similar circumstance.

(e) *Investment Limits.* Subscriber represents that:

(i) Subscriber meets the definition of Accredited Investor under Rule 501(a) under the Securities Act; **_OR_**

(ii) if Subscriber is a natural person:

(A) Subscriber's **annual income** or **net worth** is _less than_ USD 124,000 and the amount that he or she is investing pursuant to this Subscription Agreement, together with all other amounts that he or she has invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (1) 5% of the greater of his or her **annual income** or **net worth** and (2) USD 2,500; or

(B) Both Subscriber's **annual income** and his or her **net worth** are _more than_ USD 124,000 and the amount that he or she is investing pursuant to this Subscription Agreement, together with all other amounts that he or she has invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, (1) does not exceed 10% of the greater of his or her **annual income** or **net worth** and (2) does not exceed USD 124,000; **_OR_**

(iii) if Subscriber is _not_ a natural person:

(A) Subscriber's **revenue** (as of its most recent fiscal year) or **net assets** (as of its most recent fiscal year end) is _less than_ USD 124,000 and the amount it is investing pursuant to this Subscription Agreement, together with all other amounts that it has invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (1) 5% of the greater of its **revenue** (as of its most recent fiscal year) or **net assets** (as of its most recent fiscal year end) and (2) USD 2,500; or

(B) Both Subscriber's **revenue** (as of its most recent fiscal year) and its **net assets** (as of its most recent fiscal year end) are _more than_ USD 124,000 and the amount it is investing pursuant to this Subscription Agreement, together with all other amounts that it has invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, (1) does not exceed 10% of the greater of its **revenue** (as of its most recent fiscal year) or **net assets** (as of its most recent fiscal year end) and (2) does not exceed USD 124,000.

To the extent Subscriber has any questions with respect to his, her or its status as an accredited investor, or the application of the investment limits, Subscriber has sought professional advice.

(f) _Shareholder Information._ Within five days after receipt of a request from the Corporation, Subscriber shall provide such information with respect to Subscriber's status as a shareholder (or potential shareholder) and shall execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Corporation is or may become subject. **Subscriber further agrees that if Subscriber transfers any Shares, Subscriber will require the transferee of the Shares to agree to provide such information to the Corporation as a condition of such transfer.**

(g) _Corporation Information._ Subscriber has read the Offering Statement. Subscriber understands that the Corporation is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Statement. Subscriber has had an opportunity to discuss the Corporation's business, management and financial affairs with managers, officers and management of the Corporation and has had the opportunity to review the Corporation's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Corporation and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Corporation or others with respect to the business or prospects of the Corporation or its financial condition.

(h) *Valuation.* Subscriber acknowledges that the price of the Shares was set by the Corporation on the basis of the Corporation's internal valuation and no representations or warranties are being made by the Corporation as to its or the Shares' value. Subscriber further acknowledges that future offerings of Shares may be made at lower valuations, with the result that Subscriber's investment would bear a lower valuation.

(i) *Domicile.* Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page of this Subscription Agreement.

(j) *Foreign Investors.* If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986), Subscriber has satisfied himself, herself or itself as to the full observance of the laws of Subscriber's jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. Subscriber's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of Subscriber's jurisdiction.

5. <u>Indemnity</u>. The representations, warranties and covenants made by Subscriber herein shall survive the closing of the sale or sales to which this Agreement relates. Subscriber agrees to indemnify and hold harmless the Corporation and its respective officers, directors and affiliates, and each other person, if any, that controls the Corporation within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by Subscriber to comply with any covenant or agreement made by Subscriber herein or in any other document furnished by Subscriber to any of the foregoing in connection with this transaction.

6. <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

> EACH OF SUBSCRIBER AND THE CORPORATION CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF NEW YORK AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. SUBSCRIBER ACCEPTS FOR HIMSELF, HERSELF OR ITSELF, AND THE CORPORATION ACCEPTS FOR ITSELF, AND IN CONNECTION WITH THEIR RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND

IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE CORPORATION FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 7 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7. <u>Notices</u>. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) sent via electronic mail, on the date of such delivery to the address of the respective parties as follows:

If to the Corporation, to:	Greenflame Resources Americas Inc.
	3389 Sheridan Street, Suite 263, Hollywood, Florida 33021
	Email: [dskahn1969@yahoo.com]

If to Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice.

8. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein will be deemed to be made by and be binding upon Subscriber and Subscriber's heirs, executors, administrators and successors and shall inure to the benefit of the Corporation and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Corporation and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction will not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The terms and provisions of this Subscription Agreement, specifically Sections 4(g), 5, and 6 of this Subscription Agreement, shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "**Transferees**"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Corporation in advance an instrument in a form acceptable to the Corporation in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber, and the terms of this Subscription Agreement.

(j) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(k) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(l) If any recapitalization or other transaction affecting the stock of the Corporation is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Shares shall be immediately subject to this Subscription Agreement, to the same extent that the Shares, immediately prior thereto, shall have been covered by this Subscription Agreement.

(m) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

9. <u>Subscription Procedure</u>. Each Subscriber, by providing Subscriber's information, including name, address and subscription amount, and clicking "accept" and/or checking the appropriate box on the platform of the Intermediary ("**Online Acceptance**"), confirms such Subscriber's information and his, her or its investment through the platform and confirms such Subscriber's electronic signature to this Subscription Agreement. Each party hereto agrees that (a) Subscriber's electronic signature as provided through Online Acceptance is the legal equivalent of his, her or its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by Subscriber, (b) the Corporation's acceptance of Subscriber's subscription through the platform and its electronic signature hereto is the legal equivalent of its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Corporation and (c) each party's execution and delivery of this Subscription Agreement as provided in this Section 9 establishes such party's acceptance of the terms and conditions of this Subscription Agreement.

(SIGNATURE PAGE FOLLOWS)

Greenflame Resources Americas Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Shares of Greenflame Resources Americas Inc. by executing this signature page, hereby adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Shares being subscribed for will be owned by , and should be recorded on the Corporation's books, as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber’s Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of Shares: **Shares of Common Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If the Subscriber is not an individual:

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

**Greenflame Resources
Americas Inc.**

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (A) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (B) The aggregate subscription amount of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering or the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended("Regulation CF"), in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Regulation CF. in the last 12 months prior to this offering. If the Investor has checked the first box, the total amount the Investor has invested in offerings under Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, in which case the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

      (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

   (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number